Exhibit 99.1

Announcement Tuesday 27 October, 2026	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE AGREES GREATER SUNRISE SALE TO TIMOR GAP

Woodside has entered into an agreement with TIMOR GAP to sell its participating interest in the Sunrise Joint Venture, including the titles containing the Greater Sunrise fields1, for total consideration of up to $200 million.2

Completion of the transaction is subject to satisfaction of conditions precedent, including relevant government, regulatory and joint venture approvals, with completion targeted to occur in H1 2027.

Chief Executive Officer Liz Westcott said the transaction reflects Woodside’s disciplined approach to portfolio management and capital allocation.

“Greater Sunrise has been an important part of Woodside’s portfolio for many years, and we recognise the project has the potential to deliver long-term economic and energy security benefits for Timor-Leste and the region.

“While Sunrise remains a high-quality resource, the transaction further simplifies Woodside’s portfolio and allows capital and management attention to be focused on opportunities that present the greatest shareholder value.

“Woodside has worked closely with the Governments of Timor-Leste and Australia, TIMOR GAP and Osaka Gas to advance Greater Sunrise, including the proposed new fiscal, regulatory and legal framework required to support its future development.

“Reaching alignment on the key principles underpinning a new Greater Sunrise Production Sharing Contract and associated fiscal framework in August provides an appropriate point for Woodside to sell its participating interest to TIMOR GAP.

“We are committed to working constructively with TIMOR GAP, Osaka Gas and the Governments of Timor-Leste and Australia to support an orderly transition and preserve the progress made towards the future development of Greater Sunrise.

[1]

These titles are NT/RL2, NT/RL4, JPDA PSC 03-19 and JPDA PSC 03-20, across which Woodside holds a unitised participating interest of 33.44%. The agreement also provides for a scenario where the new Greater Sunrise Production Sharing Contract contemplated in the Treaty between the Democratic Republic of Timor-Leste and Australia Establishing Their Maritime Boundaries in the Timor Sea becomes effective prior to completion of the transaction.

[2]

This comprises US$13.71 million payable on completion of the transaction, US$11.29 million payable following an affirmative Final Investment Decision in relation to the development of resources in the Greater Sunrise Special Regime Area for the purpose of producing LNG, and US$175 million payable within 365 days of the commencement of loading of the first LNG cargo produced from petroleum from the Greater Sunrise Special Regime Area which is for sale. The payment on completion remains subject to a post-completion adjustment for cash calls and working capital between the transaction effective date of 1 November 2026 and completion of the transaction.

“I would like to thank the Governments of Timor-Leste and Australia, our joint venture participants, employees and the many stakeholders who have worked with Woodside on Greater Sunrise over a number of years.”

Following completion of the transaction, Woodside will no longer hold a participating interest in the Sunrise Joint Venture.

TIMOR GAP currently holds a 56.56% interest in the Sunrise Joint Venture and announced on 2 September 2026 that it had entered into an agreement with Osaka Gas to acquire Osaka Gas’ 10% interest in the Sunrise Joint Venture subject to satisfaction of relevant conditions precedent.

INVESTORS	MEDIA
Vanessa Martin	Dan Pagoda
M: +61 477 397 961	M: +61 482 675 731
E: investor@woodside.com	E: dan.pagoda@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.